Exhibit 2.3

ASSET PURCHASE AND SALE AGREEMENT

among

IRON MOUNTAIN INFORMATION MANAGEMENT, INC.

as Buyer

DELIVEREX ACQUISITION CORP.

as Seller

and

SOURCECORP, INCORPORATED

as Limited Guarantor

as of July 21, 2004

In the event other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page.  This page and only this page shall be deemed or considered the first page of the Asset Purchase and Sale Agreement for all legal purposes.

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT (“Agreement”) is made as of July 21, 2004 by and between Iron Mountain Information Management, Inc., a Delaware corporation (“Buyer”), and Deliverex Acquisition Corp., a Delaware corporation (“Seller”), and is entered into by SOURCECORP, Incorporated (“SOURCECORP”) for the limited purpose set forth in Section 11.14 hereof.

RECITALS

A.                                   Seller is engaged in the business of providing records storage services for medical records in the Seattle, Washington metropolitan area.

B.                                     Buyer desires to purchase, and Seller desires to sell, substantially all the assets of the Deliverex-Seattle business on the terms and subject to the conditions contained in this Agreement.

C.                                     The Board of Directors of Buyer has approved and adopted this Agreement and each of the Board of Directors of Seller and SOURCECORP, the sole stockholder of Seller, has approved and adopted this Agreement.

In consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller, intending to be legally bound, agree as follows:

ARTICLE 1.
DEFINITIONS

Section 1.1.                                   Certain Definitions.  For purposes of this Agreement, certain terms used in this Agreement and not otherwise defined herein shall have the meanings designated below:

“Affiliate” shall mean, with respect to any Person, (a) any individual or entity at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, (b) any general partner, manager, executive officer or director of such Person, and (c) when used with respect to an individual, shall include any member of such individual’s immediate family or a family trust.

“Agreement” shall mean all or any part of this Agreement, including all schedules, exhibits, and appendices, as any of the foregoing may be amended, modified or supplemented in writing from time to time.

“Business” shall mean the Seattle, Washington metropolitan area records storage business conducted by Seller.

“Capitalized Lease” shall mean any lease which should be capitalized on the balance sheet of Seller in accordance with GAAP.

“Charter Documents” shall mean, with respect to any Party hereto which is a corporation, its charter, its by-laws and all shareholder agreements, voting trusts and similar arrangements applicable to any of its capital stock and, with respect to any Party hereto which is a limited liability company, its certificate of formation, operating agreement, any agreements among members and any management and similar agreements between the limited liability company and any managers (or any Affiliate thereof).

“Closing” shall mean the occasion upon which the Transactions are carried out by the delivery of documents, payment of funds and other actions contemplated herein, as described in Article 8.

“Closing Date” shall mean July 21, 2004, provided that on or before such date the last of the conditions set forth in Articles 6 and 7 is satisfied or waived (other than those which require delivery of opinions or other documents at closing), or such other date as the parties may agree. The parties shall execute and deliver all documents necessary for the Closing of the Transactions on the Closing Date.  Except as otherwise agreed by the Parties hereto, all such documents shall have legal effect on the Closing Date, but certain financial adjustments shall be made as of the Effective Time, as described in Article 2.

“Contract” and “Contractual Obligation” shall mean any term, condition, provision, representation, warranty, agreement, covenant, undertaking, commitment, indemnity or other obligation which is outstanding or existing under any instrument, contract, lease or other contractual undertaking to which a Person is party or by which it or any of the Business or its assets (including, without limitation, the Subject Assets) is subject or is bound.

“Effective Time” shall mean 12:01 a.m. Pacific Time on July 1, 2004.

“Encumbrances” shall mean any and all encumbrances, mortgages, security interests, estates of superior title, liens, Taxes, claims, liabilities, options, commitments, charges, covenants, conditions, restrictions or other obligations of whatsoever kind, quantity or nature, whether accrued, absolute, contingent or otherwise, which affect title to the Subject Assets.

“Entity” shall mean any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any governmental authority.

“Event” shall mean the existence or occurrence of any act, action, activity, circumstance, condition, event, fact, incident or practice, or any set or combination of any of the foregoing.

“Excluded Assets” shall mean (i) cash and cash equivalents of Seller, any insurance policies, letters of credit, deposits or other similar items, and refunds for Taxes or other governmental charges or claims thereto,  (ii) the minute books and corporate records of Seller, (iii) the Plans and their interests and assets, (iv) assets disposed of or consumed in the ordinary course of business prior to the Closing, (v) the Retained Intellectual Property Rights, which shall include any and all websites and URL addresses using “Deliverex,” “SOURCECORP,” SRCP or any derivatives of the foregoing, and commercial “shrink wrap” software not used in the operation or management of the Business or that by its terms of use is not transferable or assignable, (vi) those assets of Seller not used in the Business, and (vii) the assets and properties set forth on Schedule A.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Knowledge” or the phrases “to the knowledge of” or “to the best of Seller’s knowledge,” when used in reference to Seller, shall mean (except as otherwise stated herein) matters actually known by any of Thomas C. Walker, Michael Wickman or Pam Knudsen.

“Lease” means the lease dated August 7, 2003, between SeaKing Industrial Park, LLC, as landlord, and Seller, as tenant, pursuant to which Seller occupies the Leased Premises.

“Leased Premises” shall mean the premises leased by Seller located at Suite E, 9100 Fifteenth Place South, and Suite A, 1600 South 92nd Place, Seattle, Washington 98108.

“Material Adverse Effect” means any effect or change that is materially adverse to the operations, results or financial condition of the Subject Assets or the Business, other than effects or changes resulting from general economic conditions or laws or regulations of general applicability to the Business.

“Material Contract” shall mean, with respect to the Business, any Contract which (a) was not entered into in the ordinary course of business, (b) was entered into in the ordinary course of business which (i) involved the purchase, sale or lease of goods or materials, or purchase of services, aggregating more than Twenty-five Thousand Dollars ($25,000) during calendar year 2003, or (ii) is not terminable on thirty (30) days or less notice without penalty or other payment, (c) involves a Capitalized Lease obligation or indebtedness for borrowed money or a guarantee of any obligation of a third Person, (d) is or otherwise constitutes a written agency, broker, dealer, license, distributorship, sales representative or similar written agreement, (e) accounted for more than five percent (5%) of the revenues of the Business in any of the last three fiscal years or is reasonably likely to account for more than five percent (5%) of revenues of the Business during the current fiscal year, (f) is a joint venture, partnership or similar Contract, (g) is a noncompetition, non-disclosure or confidentiality agreement (other than those entered into in the ordinary course of business with customers, suppliers and employees), (h) is a power of attorney related to the Business, or (i) prohibits Seller or the Business from freely engaging in any business or competing anywhere in the world.  The parties agree that the Virginia Mason Agreement is a Material Contract.  The foregoing definition of “Material Contract” shall not serve as a benchmark for what constitutes materiality (including, without limitation, “Material Adverse Effect”) with respect to the other provisions of this Agreement.

“Party” shall mean Seller, on the one hand, and Buyer, on the other hand.

“Permitted Encumbrances” shall mean (a) liens for Taxes, assessments and governmental charges with respect to the Subject Assets not yet due and payable; (b) applicable zoning regulations and ordinances provided the same do not prohibit or impair in any material respect use of the Premises as currently operated and constructed; (c) purchase money security interests or equipment and vehicle leases as set forth on Schedule 3.13; and (d) such other non-monetary Encumbrances as do not impair marketability and do not materially interfere with the use of the Subject Assets or the Business as currently operated and constructed or proposed to be operated and constructed.

“Person” shall mean any natural individual or Entity.

“Retained Intellectual Property Rights” means the trademarks, trademark applications, trade names, patents, patent applications, service marks, service mark applications, copyrights, slogans, domain names, logos and URL addresses, including, without limitation, all of the foregoing using “SOURCECORP,” “SRCP,” “Deliverex” or any derivations thereof, commercial “shrink wrap” software not used in the operation or management of the Business or that by its terms of use is not transferable or assignable, and other similar intangible property rights owned, used and/or licensed by Seller prior to the Closing set forth on Schedule A that have been or are to be retained by Seller such that they shall constitute Excluded Assets and with respect to which Buyer shall acquire no rights therein.

“Subject Assets” means all of the tangible and intangible assets used or held by Seller in connection with the operation of the Business, including, without limitation, Seller’s interest in the following:

(i)                                     all of the tangible personal property of Seller used solely in connection with the operation of the Business, including, without limitation, all racking, shelving, pallet jacks, warehouse equipment, owned and leased trucks and other vehicles, office equipment, telephone systems, security systems, computers, servers, computer programs, photocopiers and related equipment, inventories, furniture and fixtures and fixed assets, together with any replacements thereof and additions thereto made between the date hereof and the Closing Date;

(ii)                                  all of Seller’s intangible property and rights used in the operation of the Business, wherever located and whether or not described or referred to herein, including, without limitation, any lease, Contract, instrument, agreement (including, without limitation, any confidentiality, nondisclosure, nonsolicitation and/or noncompetition agreement solely for the benefit of the Business), sales order, purchase order, open bid or other obligation or commitment, whether written or oral, and all rights therein;

(iii)                               all of Seller’s licenses solely relating to the operation of the Business;

(iv)                              all of Seller’s accounts receivable, prepaid accounts, security deposits, claims, rights under warranties and choses-in-action;

(v)                                 all books, reports and records solely relating to the ownership or operation of the Subject Assets or the conduct of the Business, including executed copies of the Contracts;

(vi)                              all client, customer, candidate, contractor, supplier and consultant lists and information, including without limitation files, Contracts and correspondence, telephone and facsimile numbers, e-mail and website addresses and other business records of such clients, customers, candidates, contractors, suppliers and consultants and all employee lists and information, including without limitation files, correspondence, telephone and facsimile numbers and other business records of such employees, in each case solely used in connection with the Business;

(vii)                           all Intellectual Property, other than the Retained Intellectual Property Rights set forth on Schedule A, solely used in connection with the Business, to the extent of Seller’s rights therein; including without limitation the:

(A)                              telephone numbers used in the Business; and

(B)                                all know-how associated with the Business; and

(viii)                        the goodwill of the Business.

Without limiting the generality of the foregoing, the Subject Assets shall include the items listed on Schedule B.

“Taxes” shall mean any and all taxes, sums or amounts assessed or assessable, levied and due by any federal, state or county or other local governmental authority or agency, including without limitation, real and personal property taxes, income taxes, whether measured by gross or net income or profit, franchise, license, excise, severance, stamp, occupation, custom, duty, transfer, documentary, sales and use taxes, employee withholding, social security, payroll, unemployment taxes and any other taxes required to be paid by Seller, including interest and penalties in respect thereof whether disputed or not, and whether accrued, contingent, due, absolute, deferred, unknown or other, together with any and all penalties, interests and additions to all such taxes, sums or amounts.

“Termination Date” shall mean July 30, 2004 or such other date as the Parties may, from time to time, mutually agree.

“Transactions” shall mean the transactions contemplated by this Agreement or by the Collateral Documents.

Section 1.2.                                   Other Definitions.  In addition to the foregoing, the following terms have the meanings given them in the following sections:

Term:	Section:
AAA	10.4(ii)
Arbitrator	10.4(ii)
Assumed Obligations	2.2(b)(i)
Buyer’s Documents	4.2

Buyer Indemnified Parties	10.2(a)
CERCLA	3.16(a)
COBRA	9.2(a)
Code	3.18(a)
Collateral Documents	10.1
Environmental Laws and Regulations	3.16(a)
ERISA	3.18(a)
ERISA Affiliate	3.18(a)
Excluded Liabilities	2.2(b)(ii)
Enforceability Limitations	3.2
Financial Statements	3.6
Indemnity Period	10.1
Intellectual Property	3.21(a)
Inventory	9.3(c)
Loss and Expense	10.2(a)
Notice of Arbitration	10.4(i)
Order	3.3
Plan	3.18(a)
Proposed Amendment	2.2(a)(i)
Purchase Price	2.2(a)
Representatives	5.2(a)
Retainage	2.2(a)
Seller’s Documents	3.2
Seller Employees	3.19
Seller Indemnified Parties	10.2(b)
Settlement Proposal	10.5
Significant Customer	3.9
Tax Information	5.7
Threshold	10.3(a)
Transfer Taxes	5.7
Transferred Employees	5.3(a)
Virginia Mason	2.2(a)
Virginia Mason Agreement	2.2(a)(i)
Virginia Mason Contingent Payment	2.2(a)

ARTICLE 2.
SALE AND PURCHASE OF SUBJECT ASSETS

Section 2.1.                                   Sale and Transfer.  Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and receive from Seller, at the Closing, free and clear of all Encumbrances (other than Permitted Encumbrances), all of the Subject Assets and the Business.

Section 2.2.                                   Purchase Price; Assumption of Certain Obligations.

(a)                                  Purchase Price.  The purchase price to be paid by Buyer for all the Subject Assets and the Business (the “Purchase Price”), provided that the Virginia Mason account is successfully transferred to Buyer as provided in clause (i)  below, shall be One Million Four Hundred Twenty-five Thousand Dollars ($1,425,000.00), subject to adjustment as provided below and in Section 2.4.  Seven Hundred Twelve Thousand Five Hundred Dollars ($712,500.00) of the Purchase Price shall be paid to Seller at the Closing by wire transfer of immediately available funds to such account as Seller shall designate in writing not less than two (2) business days prior to the Closing Date.  The balance of the Purchase Price equal to Seven Hundred Twelve Thousand Five Hundred Dollars ($712,500.00) shall be retained by Buyer (the “Retainage”) and shall accrue interest at a rate of 3.5% per annum, of which Five Hundred Seventy Thousand Dollars ($570,000.00) plus accrued interest thereon (the “Virginia Mason Contingent Payment”) shall be paid to Seller upon the occurrence of the event described in Section 2.2(a)(i), and of which the balance of One Hundred Forty-Two Thousand Five Hundred Dollars ($142,500.00) plus accrued interest thereon shall be paid to Seller under the circumstances described in Section 2.2(a)(ii).

(i)                                     Buyer has proposed to Virginia Mason Medical Center (“Virginia Mason”) an amendment to the existing agreement, dated as of April 1, 2002 between Seller and Virginia Mason (the “Virginia Mason Agreement”), which proposed amendment is annexed hereto as Exhibit 2.2 (the “Proposed Amendment”).  Buyer will use commercially reasonable efforts to cause Virginia Mason to execute the Proposed Amendment as quickly as practicable after the Closing Date.  If Virginia Mason executes the Proposed Amendment, or any other amendment to the Virginia Mason Agreement reasonably acceptable to Buyer or a new agreement between Buyer and Virginia Mason, Buyer will promptly notify Seller of such fact, and within five (5) business days after such execution shall pay to Seller the Virginia Mason Contingent Payment.  Buyer shall not propose any amendment to the Virginia Mason Agreement or any agreement to replace or supersede the Virginia Mason Agreement with terms or conditions more onerous in any material respect than the terms set forth in the existing Virginia Mason Agreement (to be deemed to include for purposes of this sentence the proposed amendments set forth in the Proposed Amendment).

If Virginia Mason has not signed the Proposed Amendment (or an alternative reasonably acceptable to Buyer or a new agreement between Buyer and Virginia Mason) on or before October 31, 2004, Buyer will notify Virginia Mason in writing that the Virginia Mason Agreement will terminate at the end of its present term (i.e., March 31, 2005), and request that Virginia Mason arrange to have its materials removed from the current storage location (i.e., the Leased Premises) on or prior to March 31, 2005.  Iron Mountain will use its commercially reasonable efforts to cause Virginia Mason to move its records to another service provider no later than March 31, 2005.  In such event (unless after notification to Virginia Mason of such pending termination Virginia Mason has executed the Proposed Amendment, any other amendment reasonably acceptable to Buyer or a new agreement between Buyer and Virginia Mason, or Virginia Mason remains a customer of Buyer after August 31, 2005 under the Virginia Mason Agreement or any other agreement), Iron Mountain will not be required to pay Seller the Virginia Mason Contingent Payment.

(ii)                                  One Hundred Forty Two Thousand Five Hundred Dollars ($142,500) of the Retainage plus accrued interest thereon will be paid to Seller on the nine-month anniversary of the Closing Date, except to the extent necessary to reimburse Buyer for any Loss and Expense arising from breaches of the representations and warranties, covenants or agreements made by Seller in this Agreement.

(b)                                 Limited Assumption of Contracts and Obligations.

(i)                                     Buyer shall assume no obligations or liabilities of Seller, except that Buyer shall assume and perform all post-Effective Time obligations of Seller in respect of Seller’s Contracts, including without limitation Seller’s Contracts with its customers of the Business, including (x) such post-Effective Time storage obligations for which Seller has received payment prior to the Effective Time, provided that the obligations to perform such storage were taken into account in the adjustment to the Purchase Price pursuant to Section 2.4, and further provided, that Buyer shall not assume any obligations in respect of which Seller has expressly agreed to indemnify Buyer, (y) all post-Effective Time obligations of Seller under ongoing Contracts set forth on Schedule 2.2(b) under the subheading “goods and services”, and (z) all post-Effective Time obligations of Seller under any operating leases set forth on Schedule 2.2(b) under the subheading “vehicles and equipment” (the foregoing, the “Assumed Obligations”).

(ii)                                  Except as otherwise provided in Section 2.2(b)(i), Buyer shall not assume or become obligated to perform any debt, liability or obligation of Seller, whether or not  relating to the ownership or operation of the Subject Assets and the conduct of the Business, existing on or prior to the Effective Time or any obligations and liabilities relating to Events occurring or existing on or prior to the Effective Time (collectively, the “Excluded Liabilities”), including without limitation:

(A)                              income Taxes, unfunded pension costs, any employment arrangement (including without limitation any obligation to any Seller Employee for severance, employee benefits, vacation time or sick leave), and any of the following to the extent same arise from Events occurring prior to or existing at the Effective Time:  products liability, products warranty, legal actions or other claims, and obligations and liabilities relating to or arising under Environmental Laws and Regulations;

(B)                                any obligations or liabilities under Seller’s Contracts relating to indebtedness for borrowed money and Capitalized Leases or for performance or non-performance of Seller’s Contracts prior to the Effective Time;

(C)                                any insurance policies of Seller;

(D)                               those required to be disclosed in the Schedules to this Agreement that are not so disclosed;

(E)                                 any liability or obligation from a breach of any warranty or any misrepresentation by Seller under this Agreement or any Collateral Document;

(F)                                 any liability or obligation from a breach or violation of, or failure to perform, any of Seller’s obligations, covenants, agreements or undertakings set forth in this Agreement or any Collateral Document or Seller’s Charter Documents;

(G)                                any obligation or liability relating to (I) any Excluded Asset or (II) the Plans;

(H)                               any Taxes, fees, expenses or other amounts required to be paid by Seller pursuant to the provisions of this Agreement or any Collateral Document; and

(I)                                    any Contract with any Affiliate of Seller.

Section 2.3.                                   Relationship of Closing Date and Effective Time.  The parties have agreed to bifurcate the date on which the Closing occurs (July 21, 2004) and the date on which the economic benefit and burdens of operating the Business occurs (12:01 a.m. on July 1, 2004).  Seller will be entitled to collect receivables in the ordinary course through June 30, 2004, and will be responsible for payment of operating expenses, such as wages, salaries and rent, through June 30, 2004 (and Buyer shall be responsible for payment of all such expenses thereafter).  Risk of loss shall be borne by Buyer after the Closing Date, and Buyer shall be responsible for insuring the Business and the Subject Assets after the Closing Date.  However, Buyer shall not be responsible for damages or liability arising from any acts of Seller between July 1, 2004 and the Closing Date that constitutes gross negligence or gross misconduct.  Nothing in this Section 2.3 shall constitute a waiver of Buyer of the condition to Closing set forth in Section 6.8.

Section 2.4.                                   Purchase Price Adjustments.

(a)                                  Buyer shall receive a credit against the Purchase Price for services to be provided or performed for customers after the Effective Time and set forth on Schedule 2.4(a) for which Seller has received payment prior to the Effective Time (which credit amount Seller and Buyer presently estimate to be no more than approximately $50,000).

(b)                                 With respect to ongoing expenses the billing period for which extends across the Effective Time, which expenses are described on Schedule 2.4(b), Buyer and Seller shall make Effective Time adjustments to the Purchase Price so that Seller bears the costs of operating the Business properly accruable under GAAP in respect of the period prior to the Effective Time and Buyer bears the cost thereof properly accruable under GAAP in respect of the period commencing at the Effective Time and thereafter.

Section 2.5.                                   Post-Closing Adjustment Date.  Buyer and Seller shall make all proration adjustments and payments arising under Section 2.4, to the extent known or then subject to calculation, on the Closing Date.  Not later than three months after the Closing Date, Buyer and Seller shall make any additional net adjustment by payment of one to the other to effect a final adjustment in the Purchase Price.

Section 2.6.                                   Allocation of Purchase Price.  At or before the Closing Date, the parties shall allocate the Purchase Price among the Assets in the manner complying with Section 1060 of the Code.  Such allocation will be added to this Agreement as Schedule 2.6 and shall be conclusive and binding on each of the parties hereto for purposes of federal and, where applicable, state and local tax returns, and the parties do hereby agree that they will not voluntarily take any position on such returns inconsistent with such allocation, as adjusted for any Purchase Price adjustments hereunder.  The parties hereby agree to prepare and timely file all applicable forms concerning the allocation of the Purchase Price with the IRS and any other government authority consistent with the allocation, as adjusted for any Purchase Price adjustments hereunder, to cooperate with each other in the preparation of such forms, and to furnish each other with a copy of such forms prepared in draft, within a reasonable period prior to the filing due date thereof.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES
OF SELLER

Seller represents and warrants to Buyer as follows as of the date hereof:

Section 3.1.                                   Organization and Good Standing; Capitalization; Subsidiaries.

(a)                                  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, operate, sell and lease its properties and to carry on its business as presently conducted.  Seller has all requisite power and authority (corporate and other) to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions.  Seller is qualified to do business and is in good standing in the State of Washington.

(b)                                 Seller has no subsidiaries or equity interests in any other Person that is involved in the Business (i.e., that performs records storage services in the Seattle, Washington metropolitan area).

Section 3.2.                                   Authorization.  The execution and delivery of this Agreement and the other agreements and documents required to be delivered by Seller in accordance with the provisions hereof (the “Seller’s Documents”) and performance by Seller of its obligations hereunder and thereunder have been duly and validly authorized by all necessary action on the part of Seller.  This Agreement has been, and the Seller’s Documents will be, duly executed and delivered on behalf of Seller, by duly authorized officers of Seller; and this Agreement constitutes, and the Seller’s Documents when executed and delivered will constitute, the valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization or similar laws from time to time in effect affecting creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies (the “Enforceability Limitations”).

Section 3.3.                                   Compliance With Other Instruments.  Except as set forth on Schedule 3.3, neither the execution and delivery by Seller of this Agreement and the Seller’s Documents, nor the consummation by Seller of the Transactions, will, with or without the giving of notice or passage of time, or both, (i) conflict with, or result in a breach or violation of, or constitute a default under any Charter Documents or applicable law, (ii) require any authorization or approval of, or filing with, any governmental agency, authority or other body or any other Person (other than  as set forth in Schedule 3.3), or (iii) conflict with or violate, breach, or constitute a default under, or permit the termination or acceleration of maturity of, or result in the imposition of any Encumbrance upon any Subject Asset pursuant to any provision of, any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness or other Contract or any judgment, order, writ, injunction, decree, demand or assessment issued by any court, or any federal, state, municipal or other governmental agency, board, commission, bureau, instrumentality or department  (collectively, any “Order”) by which Seller is bound, to which it is a party, or to which the Subject Assets are subject, except for such conflicts, breaches, violations or defaults that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; nor is the effectiveness or enforceability of this Agreement or such other documents adversely affected by any provision of the Charter Documents of Seller.

Section 3.4.                                   Compliance with Laws.  Seller has complied, and through the Closing will continue to comply, in all material respects, with federal, state and local laws, rules and regulations applicable to the Business and the Subject Assets, and Seller possesses such certificates, authorizations or permits issued by the appropriate local, state or federal regulatory agencies or bodies as are necessary to conduct the Business in all material respects, except for such certificates, authorizations or permits the failure of which to obtain would not be reasonably likely to have a Material Adverse Effect; and Seller has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.  Schedule 3.4 sets forth a list of all such certificates, authorizations and permits.

Section 3.5.                                   Adverse Restrictions.  No Subject Asset is subject to any applicable law, governmental license, Order, permit or other authorization, Contract, or any other obligation or restriction of any kind or character, or any aggregation thereof, which materially impairs or will impair in any material respect the ability of Buyer to conduct the Business after the Closing in substantially the same manner as it is being conducted by Seller as of the date hereof; provided, however, that from and after the Closing, it shall be Buyer’s (and not Seller’s) sole responsibility to obtain and maintain such licenses, Orders, permits, authorizations, obligations, restrictions and other items described in this Section 3.5.

Section 3.6.                                   Financial Statements.  Seller has heretofore made available to Buyer the financial statements listed in Schedule 3.6 (the “Financial Statements”).  The Financial Statements have been prepared from, and are in accordance with, the books and records of Seller.  The Financial Statements, including in each case the notes thereto, have been prepared on a basis consistent with Seller’s historical practice, applied on a consistent basis throughout the periods covered thereby, are true, complete and correct in all material respects, and fairly present the financial condition and the results of operations and cash flow of the Business as of the respective dates thereof and for the respective periods covered thereby; provided, however, that the Financial Statements do not include notes and normal recurring year-end adjustments, goodwill, deferred Taxes and items of corporate overhead.

Section 3.7.                                   Accounts Receivable.  All of Seller’s accounts receivable related to the Business represent legal, valid and binding obligations of the obligors, and represent fully completed bona fide transactions that require no further act on the part of Seller, and to Seller’s Knowledge, except for doubtful accounts reserved against as disclosed on the Financial Statements or Schedule 3.7, are collectible in the amounts set forth on Schedule 3.7 and, to Seller’s Knowledge, are not subject to counterclaim, credit, adjustment or set-off thereto; provided, however, Seller makes no representation regarding the amount that will actually be collected.

Section 3.8.                                   No Material Undisclosed Liabilities.  Except as reflected in the Financial Statements, there are no liabilities or obligations of Seller since March 31, 2004 related to the operation of the Business, whether accrued, absolute or contingent which in the aggregate are material to the Business, other than liabilities and obligations that have been incurred in the ordinary course of business consistent with past practice.

Section 3.9.                                   Absence of Certain Customer Changes.  Except as disclosed on Schedule 3.9, none of Seller’s customers whose business exceeded Twenty-five Thousand Dollars ($25,000) for the year ended December 31, 2003 (each a “Significant Customer”) has terminated or indicated in writing (or, to Seller’s Knowledge, orally) an intention to terminate its business with, or reduce in any material respect the volume of its business with, Seller.

Section 3.10.                             No Material Adverse Change.  Since March 31, 2004, there has been no material adverse change in the Subject Assets (including, without limitation, loss of or damage to a material amount or part of the Subject Assets) or the Business.

Section 3.11.                             Claims and Legal Actions.  Except as set forth on Schedule 3.11, there is no claim, legal action, suit, arbitration, governmental investigation or other proceeding pending, or to Seller’s Knowledge, threatened, against or relating to Seller, the Assets or the Business that, individually or in the aggregate, would materially and adversely affect Seller’s ability to consummate the transactions contemplated by this Agreement.  Seller, to its Knowledge, is not under investigation with respect to any violation of any provision of any federal, state, municipal or other law or administrative rule or regulation with respect to the Subject Assets or the Business and is not in default with respect to any currently effective order that relates to Seller’s operation of the Business or to the Subject Assets, the default with respect to or violation of which would be reasonably likely to leave a Material Adverse Effect.

Section 3.12.                             Contracts and Other Interests.

(a)                                  Except as set forth in Schedule 3.12(a), all Material Contracts are in full force and effect, valid and enforceable in accordance with their respective terms against Seller and, to Seller’s Knowledge, against the other parties thereto subject to the Enforceability Limitations; and there are no existing defaults of Seller or, to Seller’s Knowledge, the other party thereto, or events of default that, with the giving of notice or lapse of time, or both, would constitute material defaults of Seller or the other party thereto under any such Contracts, nor are material amendments pending with respect to any such Contracts.

(b)                                 Schedule 3.12(b) lists Seller’s ten (10) largest customers related to the Business measured by revenues, in each case for the twelve (12) months ended December 31, 2003.

Seller has delivered a copy of each written Contract it has with each such customer to Buyer.  No such customer has terminated its Contract or indicated in writing, or to Seller’s Knowledge, orally that it intends to terminate, or not renew, its Contract.

(c)                                  To Seller’s Knowledge, no Person who has executed a noncompetition, non-disclosure or confidentiality agreement in favor of Seller in respect of the Business has violated or is currently in violation of any of the provisions of any such agreement.

(d)                                 Schedule 3.12(d) sets forth a true, complete and correct list, in respect of the Business, of (i) all arrangements whereby Seller subcontracts the performance of services under its Contracts to third Persons, and (ii) all arrangements whereby Seller receives revenues as a subcontractor for third Persons under such third Persons’ Contracts.

Section 3.13.                             Title; Encumbrances; Sufficiency.  Seller has good and marketable title to all the Subject Assets, free and clear of all Encumbrances except for Permitted Encumbrances and except as set forth on Schedule 3.13.  All Encumbrances (other than Permitted Encumbrances) shall be satisfied and discharged at or before Closing.  Except as set forth on Schedule 3.13, no financing statements under the Uniform Commercial Code and no other filing which names Seller as debtor or which covers or purports to cover any of the Subject Assets is on file in any state or other jurisdiction that will remain on file after the Closing, and Seller has not signed or agreed to sign any such financing statement or filing that covers or purports to cover the Subject Assets after the Closing or any agreement authorizing any secured party thereunder to file any such financing statement or filing.  Seller is not a party to, nor are the Subject Assets subject to, any Order that adversely affects the Subject Assets or the use thereof by Seller.  The Subject Assets include all assets necessary for the operation of the Business as currently conducted by Seller, except as set forth on Schedule 3.13 and for the Excluded Assets, and except for such assets the absence of which would not be reasonably likely to have a Material Adverse Effect.

Section 3.14.                             Condition of Tangible Assets; OSHA Compliance.  Seller has not received written notice of any violation of the Occupational Safety and Health Act, or rules and regulations issued thereunder with respect to the Business or the Subject Assets.  To Seller’s Knowledge, Seller is in material compliance with all applicable requirements of the Occupational Safety and Health Act.

Section 3.15.                             Real Property.  The Leased Premises constitute all of the real property that Seller utilizes as of the date hereof in connection with the Business.  With respect to the Leased Premises, except as disclosed in Schedule 3.15: (i) Seller has delivered to Buyer a true, complete and correct copy of the Lease; (ii) the Lease is legal, valid, binding upon Seller (and to Seller’s Knowledge, the lessor), enforceable (subject to the Enforceability Limitations), and in full force and effect, and Seller has a valid leasehold interest and enjoys peaceful and undisturbed possession under the Lease; and (iii) Seller is not in default of any of its material obligations under the Lease, and, to Seller’s Knowledge, the lessor under the Lease is not in default of its obligations thereunder.

Section 3.16.                             Certain Environmental Matters.

(a)                                  To Seller’s Knowledge, Seller is operating and has operated the Business and the Leased Premises in material compliance with all applicable local, state and federal environmental, health and safety laws, statutes, regulations and ordinances relating to or otherwise imposing liability or standards of conduct concerning pollution, protection of the environment or human health and safety, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”), the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq., the Clean Water Act, 33 U.S.C. §§1251 et seq., and the environmental laws and regulations of the state of Washington  as each such law, statute, regulation or ordinance has been amended from time to time (“Environmental Laws and Regulations”).

(b)                                 To Seller’s Knowledge, Seller has not accepted for storage, and does not store, any hazardous substance or hazardous material on the Leased Premises except for de minimis amounts of items such as cleaning supplies used in the ordinary course of business.

(c)                                  To Seller’s Knowledge, neither Seller nor any third Person has ever disposed of, released or caused the release from, at, under or onto the Leased Premises of an amount of any hazardous substance or hazardous material into the environment which release or disposal would constitute a violation of, require reporting or notification to any governmental agency pursuant to, or require investigation or clean-up under any Environmental Laws and Regulations.

(d)                                 To Seller’s Knowledge, Seller is not a potentially responsible party under, nor has it received any notice that it is a potentially responsible party, notice of responsibility, notice of violation or request for information from any government agency or other Person under any Environmental Laws and Regulations with respect to the Business or the Leased Premises.  Seller does not own, lease, rent or otherwise utilize any underground storage tanks in connection with the Business, and to Seller’s Knowledge, there are no tanks, containers, cylinders, drums or cans buried, stored or deposited in or at the Leased Premises.

(e)                                  Seller has delivered to Buyer copies of all environmental assessments, surveys and reports in Seller’s possession or control related to the Leased Premises, all of which are identified in Schedule 3.16(e).

(f)                                    Seller has not received any written report or other written information regarding any actual or alleged material violation of Environmental Laws and Regulations, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any material investigatory, remedial or corrective obligations, relating to it or the Leased Premises arising under Environmental Laws and Regulations (including without limitation with respect to any existence on the Leased Premises of (i) any friable asbestos, (ii) any polychlorinated biphenyl (PCB) substances, (iii) any waste petroleum products, or (iv) any urea formaldehyde foam insulation).

(g)                                 For purposes of this Section 3.16, “hazardous substance,” “release” and “environment” shall have the same meanings as such terms are defined by Section 101 of CERCLA and “hazardous material” means any substance (i) the presence of which requires notification, removal or remediation under any Environmental Laws and Regulations or (ii) which is defined as a “hazardous waste,” “hazardous material,” “dangerous waste,” “toxic substance” or similar term under any Environmental Laws and Regulations, including without limitation, gasoline, diesel fuel, and other petroleum products.

Section 3.17.                             Taxes.  Seller has filed or caused to be filed all federal, state and local income Tax returns required to be filed by it, and Seller has filed all excise or franchise Tax returns, real estate and personal property Tax returns, sales and use Tax returns and other Tax returns (including returns in respect of withholding and unemployment Tax), required to have been filed by it and has paid all Taxes owing by it, including any interest and penalties thereon, except Taxes which have not yet accrued or otherwise become due for which adequate provision has been made or are being contested in good faith, except where the failure to file Tax returns or to pay Taxes would not have a Material Adverse Effect.  The Tax returns of Seller have been prepared in accordance with all applicable laws.  All Taxes which Seller is required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper authorities to the extent due and payable.

Section 3.18.                             ERISA Plans.

(a)                                  Schedule 3.18 sets forth a complete and correct list of each Plan that provides or may provide benefits in respect of any employee or former employee of the Seller or an ERISA Affiliate (or the beneficiaries or dependents of any such employee or former employee of the Seller or an ERISA Affiliate) who works or worked in the operations of the Business to the extent such Person has any present or future right to benefits under any Plan or under which Seller or an ERISA Affiliate has any present or future liability with respect to such Person.  For purposes of this Agreement, the term “Plan” shall include each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee or retiree benefit or compensation plan, welfare benefit program, arrangement, agreement, policy or understanding, whether written or unwritten under which employees of the Business receive benefits.  For purposes of this Agreement, the term “ERISA Affiliate” shall include any organization that is or has ever been treated as a single employer with Seller under Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”) or Section 4001(b) of ERISA.

(b)                                 Except as set forth on Schedule 3.18, neither Seller nor any ERISA Affiliate maintains or contributes or has ever maintained or contributed to or otherwise participates or participated in a “defined benefit plan” within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code, or a plan that is subject to the requirements of Section 412 of the Code, or is or was a party to a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code which, in any of such events, relates to the employees of the Business.

(c)                                  To Seller’s Knowledge, all of the Plans that are intended to be qualified under Section 401(a) of the Code have been administered in all material respects in accordance with their terms and are in compliance in all respects with the currently applicable provisions of ERISA and the Code, have received determination letters from the Internal Revenue Service to the effect that such Plans are qualified, or are entitled to rely on opinion letters issued to a prototype sponsor, and no such letter has been revoked and revocation is not threatened.

Section 3.19.                             Employment Arrangements; Organized Labor.  Schedule 3.19 sets forth a list of all written employment, noncompetition and confidentiality agreements with all full and part time employees and consultants of Seller (or leased employees utilized by Seller) who work directly for the Business (“Seller Employees”).  Seller has no obligation or liability, contingent or other, under any employment arrangement with any Seller Employee, other than (i) those listed or described in Schedule 3.19, or (ii) those (x) incurred in the ordinary and usual course of business and (y) which can be terminated at will by Seller without the payment of severance or other amount by Buyer.  Except as described in Schedule 3.19, (A) none of the Seller Employees is now, or since January 1, 2002 has been, represented by any labor union or other employee collective bargaining organization, and Seller is not, and never has been, a party to any labor or other collective bargaining agreement with respect to any of the Seller Employees, (B) there are no pending grievances, disputes or controversies with any union or any other employee collective bargaining organization of such employees, or threats of strikes, work stoppages or slowdowns or any pending demands for collective bargaining by any such union or other organization related to the Business, and (C) neither Seller nor any of such employees is now, or has since January 1, 2002 been, subject to or involved in or, to Seller’s Knowledge, threatened with, any union elections, petitions therefor or other organizational or recruiting activities, in each case with respect to the Business.  Since January 1, 2002, Seller, in respect of employees of the Business, has complied, and through the Closing will continue to comply, in all material respects with all federal, state and local laws, rules and regulations applicable to Seller Employees, including, without limitation, all rules and regulations of the U.S. Equal Employment Opportunity Commission.

Section 3.20.                             Transactions with Interested Persons.  Seller does not have any material Contract with respect to the Business with an Affiliate of Seller or any of its directors or officers.

Section 3.21.                             Patents, Trademarks, Trade Secrets, Etc.

(a)                                  Except for the Retained Intellectual Property Rights set forth on Schedule A, Seller has no trademarks, trade dresses, service marks, trade names, copyrights, computer programs or program rights, patents, licenses or other similar intangible property rights and interests (“Intellectual Property”) which it uses in connection with the Business, the loss or absence of which would be reasonably likely to have a Material Adverse Effect.  Seller’s records adequately document its ownership or properly licensed use of all software (excluding commercial “shrink wrap” software) used in the Business.  Seller has not received written notice from any third Person that its use of the Retained Intellectual Property Rights or any other Intellectual Property conflicts with the intellectual property rights of any third Person.  No Person has made or, to the Seller’s Knowledge, threatened to make any claims that the operation of the Business is in violation of or infringes any intellectual property rights of any third Person.

(b)                                 Seller has received no written claims challenging its right to use any trade secrets, customer lists or operating methods required for or incident to the operation of the Business.  To the best of its Knowledge, Seller is not using or in any way making use of any confidential information or trade secrets of any third Person, including without limitation, a former employer of any present or past employee or Seller.

Section 3.22.                             Insurance.

(a)                                  The Subject Assets are insured under various policies of general liability and other forms of insurance, all of which are listed in Schedule 3.22(a).  All policies listed in Schedule 3.22(a) as current policies are in full force and effect in accordance with their terms, no notice of cancellation has been received, and there is, to Seller’s Knowledge, no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

(b)                                 Schedule 3.22(b) lists open and pending insurance claims relating to the Subject Assets and/or the Business, and, except as set forth on Schedule 3.22(b), there are no uninsured losses in excess of Ten Thousand Dollars ($10,000) that have not been paid.  Except as set forth in Schedule 3.22(b), Seller has filed no insurance claims in respect of the Subject Assets or Business since January 1, 2002.  With respect to all open and pending insurance claims, except for workers’ compensation claims, filed since January 1, 2003, Schedule 3.22(b) identifies the date of loss, date of report, amount of claim and nature of claim. Schedule 3.22(b) includes all workers compensation claims filed since January 1, 2003; except as set forth on Schedule 3.22(b), there are no pending workers compensation claims.

Section 3.23.                             Services and Operations.

(a)                                  Schedule 3.23 is a copy of a computer-generated list of all records or cartons for which a retrieval request was received between January 1, 2004 and May 31, 2004 from a customer and where the requested item was reported as not found.

(b)                                 Seller invoices for storage monthly one (1) month in advance and for services monthly in arrears (e.g., on June 1, 2004 Seller issued invoices for storage for the month of July 2004 and for any activity in May 2004 with respect to customer’s stored records or files).

(c)                                  Seller’s invoices to customers of the Business are accurate in all material respects other than with respect to discrepancies that are not reasonably likely to have a Material Adverse Effect, and such invoices do not charge customers for material quantities of nonexistent items or for services not performed.

(d)                                 Schedule 3.23 identifies materials stored with Seller that, to Seller’s Knowledge, have been damaged (including damage by water) or inadvertently destroyed.  In each such case identified on the schedule, the relevant customer has been notified in writing of the event.

(e)                                  Schedule 3.23 identifies each instance since January 1, 2004 in which Seller was unable to locate a record or file requested by a customer and such event led to a customer complaint (either written or oral).

Section 3.24.                             Brokers.  No agent, broker, investment banker, financial advisor or other Person engaged by or on behalf of Seller or any of its Affiliates is or will be entitled to a fee or commission in connection with the Transactions.

Section 3.25.                             No Other Representations and Warranties.

(a)                                  Seller shall not be deemed to have made any representation or warranty, except for the representations and warranties of Seller set forth herein (as such representations and warranties are qualified by the Schedules relating thereto).  EXCEPT AS SET FORTH IN THIS ARTICLE 3 THE SUBJECT ASSETS ARE BEING CONVEYED BY SELLER TO BUYER “AS IS, WHERE IS”, AND SELLER MAKES NO OTHER REPRESENTATIONS OR WARRANTIES CONCERNING THE ASSETS, INCLUDING WITHOUT LIMITATION ANY REPRESENTATION OR WARRANTY REGARDING THE SALEABILITY OR COLLECTIBILITY OF ANY OF THE ASSETS, AND SELLER EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b)                                 Without limiting the generality of the foregoing, except for information in this Agreement and the Schedules, Seller does not make any representation or warranty with respect to:

(i)                                     any projections, estimates or budgets heretofore delivered to or made available to Buyer of future revenues, expenses or expenditures, results or operations (or any component thereof) of Seller, the Subject Assets or the Business or the business, operations or prospects thereof; or

(ii)                                  any other information or documents made available to Buyer with respect to Seller, the Subject Assets or the Business or the operations or prospects thereof.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows as of the date hereof:

Section 4.1.                                   Organization and Good Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, operate and lease its properties and carry on its business as presently conducted.  Buyer has all requisite power and authority (corporate and other) to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions.  Buyer is qualified to do business as a foreign corporation and is in good standing as a foreign corporation in each jurisdiction where failure to so qualify would have a material adverse effect on Buyer.

Section 4.2.                                   Authorization.  The execution and delivery of this Agreement and the other agreements and documents required to be delivered by Buyer in accordance with the provisions hereof (the “Buyer’s Documents”) and performance by Buyer of its obligations hereunder and thereunder have been duly and validly authorized by all necessary action on the part of Buyer.  This Agreement has been, and the Buyer’s Documents will be, duly executed and delivered on behalf of Buyer, by duly authorized officers of Buyer; and this Agreement constitutes, and the Buyer’s Documents when executed and delivered will constitute, the valid and binding obligations of Buyer enforceable in accordance with their respective terms, except as enforcement may be limited by the Enforceability Limitations.

Section 4.3.                                   Compliance with Other Instruments.  Neither the execution and delivery by Buyer of this Agreement and the Buyer’s Documents, nor the consummation by Buyer of the Transactions, will, with or without the giving of notice or passage of time, or both, (i) conflict with, or result in a breach or violation of, or constitute a default under any Charter Documents or applicable law or (ii) conflict with or violate, breach, or constitute a default under, or permit the termination or acceleration of maturity of, or result in the imposition of any Encumbrance upon any property or asset of Buyer pursuant to any provision of, any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness or other Contract or any Order by which Buyer is bound, to which the assets of Buyer are subject; nor is the effectiveness or enforceability of this Agreement or such other documents adversely affected by any provision of the Charter Documents of Seller.

Section 4.4.                                   Brokers.  No agent, broker, investment banker, financial advisor or other Person engaged by or on behalf of Buyer or any of its Affiliates is or will be entitled to a fee or commission in connection with the Transactions.

Section 4.5.                                   Financing Commitment.  Buyer has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and the other amounts to be paid by Buyer hereunder.

Section 4.6.                                   Litigation.  To Buyer’s knowledge, as of the date hereof, there are no suits, claims, actions, proceedings or investigations pending or threatened, (a) against Buyer which, if determined adversely to Buyer’s interests, would have a material adverse effect, or (b) seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.  Buyer is not subject to any outstanding order, writ, judgment, injunction, decree, or arbitration award or order which has a material adverse effect.

Section 4.7.                                   Examination of Books and Records.  Buyer and its representatives have had the opportunity prior to the Closing Date to conduct due diligence and to make such examinations and investigations of the business, properties, assets and affairs of Seller with respect to the Subject Assets and the Business, and to ask questions of Seller and its authorized representatives in such a manner as Buyer has deemed necessary or desirable for all purposes relating to this Agreement.  Based on the foregoing, Buyer has no reason to believe that any representation, warranty, covenant or agreement of Seller hereunder is incorrect or untrue.  In addition, Buyer has inspected the Subject Assets and has determined that the Subject Assets constitute all of the assets, tangible or intangible, necessary to operate the Business and are in good working order.  Accordingly, any deviation with respect to the Subject Assets as examined by Buyer from the descriptions thereof set forth on the schedules included in Article 3 or the representations and warranties therein shall not be deemed to be a breach of Seller’s representations in Article 3 hereof.  Buyer’s due diligence has included examinations and investigations with respect to Seller’s services and operations, including Seller’s inventory software systems, Seller’s invoices for storage and other services, damage to records prior to the Effective Time, Seller’s business processes with respect to storage and destruction of records, and the Leased Premises.  The due diligence examinations and investigations conducted by Buyer with respect to the items summarized in the preceding sentence have resulted in Buyer determining the Purchase Price it is willing to pay for the Subject Assets.

ARTICLE 5.
PRE-CLOSING AGREEMENTS

Section 5.1.                                   Access to Information and Facilities.  Seller shall afford Buyer and its representatives full access during normal business hours to all facilities, employees, properties, books, accounts, records, contracts and documents of or relating to the Business in Seller’s possession or control, subject to reasonable prior notice and reasonable requirements that Buyer not interfere with the operations and activity of the Business.  Such access shall include the opportunity for Buyer and its representatives to inspect the Leased Premises (including, without limitation, all roofs, electric, mechanical and structural elements, HVAC systems, and Seller’s operating equipment as requested by Buyer or its representatives), conduct soil analysis and environmental investigations, and undertake an examination of the records of Seller with respect thereto. No investigation pursuant to this Section 5.1 shall affect any representation or warranty in this Agreement of any Party hereto or any condition to the obligations of the Parties hereto.

Section 5.2.                                   Confidentiality.

(a)                                  Neither Party shall use or disclose to others, or permit the use or disclosure of, any and all non-public information furnished by each to the other (including confidential information transmitted by each to its representatives, accountants, counsel, advisors or bankers (“Representatives”)) in the course of negotiations relating to this Agreement and the business and financial reviews and investigations referred to in this Agreement, except to their respective officers, directors, managers, employees and Representatives who need to know such information (and who will each be subject to confidentiality as provided herein) in connection with this Agreement.

(b)                                 Each of Buyer and Seller agrees that at no time shall it or its Representatives use or permit any other Person to examine, use or derive benefit from any such non-public information without the other’s express written consent.  Neither Buyer nor Seller shall disclose any such non-public information to anyone other than its Representatives and to those third parties who have a reasonable need for such information, which individuals have been advised of the confidential nature of the information.  The duty of non-disclosure shall not apply to information which:  (i) was in the public domain at the time it was communicated to Buyer or Seller or subsequently enters the public domain through no fault of Buyer or Seller; (ii) which such Party can prove was already known to such Party at the time of receipt; or (iii) was rightfully communicated to such Party free of any obligation of non-disclosure and without restriction as to use.  With respect to the non-public information included in the software, data and programs to be made available to Buyer following the Closing pursuant to Section 9.3 hereof, such information shall not be duplicated, examined or used other than for the limited purposes described in Section 9.3, and the disclosure thereof shall be limited to Buyer’s employees involved in effecting the transition described therein and shall be utilized by Buyer and such employees solely for the limited purposes described in Section 9.3.

(c)                                  In the event that the sale contemplated by this Agreement is not consummated for any reason, each Party agrees to return to the other Party, or destroy and confirm such destruction to the other Party, all materials containing nonpublic information provided by the other immediately with or without request.  The confidentiality obligation set forth in this Section 5.2 shall survive termination of this Agreement.

(d)                                 Each Party agrees that the confidential information of the other Party is unique and that its release or misuse in contravention of the terms of this Agreement may not be compensable in monetary damages and that the non-breaching Party shall be entitled to seek appropriate injunctive relief therefor.  In connection therewith the parties waive the claim or defense that an adequate remedy exists at law.

(e)                                  Notwithstanding the foregoing, either party may make disclosures that it reasonably believes are required under applicable laws or listing agreements to which it is a party.  If either party believes it is required to make a disclosure for such reasons, prior to disclosure it will consult with the other party concerning timing and content of such disclosure.

Section 5.3.                                   Seller Employees.

(a)                                  Buyer shall offer employment to each of the Seller Employees listed in Section 5.3(a) in connection with the acquisition of the Subject Assets; provided, that such acquisition shall not grant any Seller Employee a right of continued employment with Buyer.  Such employees who are hired by Buyer and retained by Buyer for ninety (90) or more days following the Closing are hereinafter referred to as “Transferred Employees.”  Such offer of employment shall be at a level of compensation and benefits that is comparable to the compensation and benefits provided to similarly situated employees of Buyer.  Buyer shall cause the Transferred Employees to be eligible to participate in its employee benefit plans, including its medical, dental, vision, disability, insurance and 401(k) plans, under the same eligibility requirements and waiting periods as similarly situated employees of Buyer.  For purposes of eligibility and vesting under such plans, the Transferred Employees who accept employment with Buyer on or about the Closing Date shall be given credit for their years of service for their most recent hire date with Seller, all benefit plan waiting periods shall be waived for such employees, and Buyer’s group medical plan shall give credit to such employees for amounts paid toward deductibles and co-payments, if any, under Seller’s medical plan for the current plan year.  Buyer and Seller shall mutually agree on the timing and content of a program of communications to employees and customers of the Business in respect of the Transactions.

(b)                                 As soon as reasonably possible after the Closing Date, Buyer shall cause each Seller Employee subsequently employed by Buyer in connection with the Transactions (including without limitation Transferred Employees) to be given credit for his or her service with Seller (only to the extent such service is taken into account under Seller’s vacation or sick leave policy, program or arrangement) for the purpose of determining such Seller Employee’s vacation and sick leave (on a going-forward basis) in any vacation or sick leave plan, program or arrangement maintained for Buyer’s employees’ benefit on or after the Closing Date.

(c)                                  Seller agrees that it shall remain responsible for severance obligations (determined as of the date of Closing) with respect to the Seller Employees (i) not offered employment by Buyer at or prior to the Closing or (ii) terminated by Buyer less than ninety (90) days following the Closing.

(d)                                 With regard to the Transferred Employees and the other Seller Employees hired by Buyer, Buyer shall, effective as of the Closing Date, assume responsibility for all workers compensation obligations related to such individuals with respect to claims made after the Closing, including, but not limited to, the payment of any benefits, administrative costs or other current or future liabilities related to such individuals; provided, however, that notwithstanding the foregoing, Seller shall maintain responsibility for those workers compensation obligations with respect to which it is determined are based upon accidents or injuries arising prior to the Closing.

(e)                                  Buyer will indemnify and hold Seller harmless from any loss, liabilities, debt, costs (including, but not limited to, attorneys’ fees) or any other amounts that Seller may incur, without application of the Threshold described in Section 10.3(a), due to its failure to comply with its undertakings in this Section 5.3.  This indemnification is in addition to any other indemnification that may be provided in this Agreement.

Section 5.4.                                   Seller’s Agreements Concerning Real Property and Equipment Leases.  Effective at the Closing Date, Seller shall enter into a sublease with Buyer with respect to the Leased Premises, and Buyer shall sublease the Leased Premises from Seller, for the period required to remove the stored records and any Subject Assets located at the Leased Premises therefrom and until the Leased Premises are returned to Seller in “broom clean” condition.  The sublease shall be in the form of Exhibit 6.5.  The sublease with respect to the Leased Premises shall provide that rent under the sublease shall be equal to all rents, costs and expenses (including common area maintenance, taxes, utilities and other items payable by the sublessor thereunder) incurred by Seller under the Lease and relating to the Leased Premises with respect to the period from and after the Effective Time to the date of termination of the sublease or with respect to that portion of the sublease partially terminated.

Section 5.5.                                   Continued Efforts.  Each of the Parties hereto shall use reasonable business efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Transactions, and

(ii) to refrain from taking, or cause to be refrained from taking, any action and to refrain from doing or causing to be done, anything which could impede or impair the consummation of the Transactions, including, in all cases, without limitation using its reasonable business efforts: (A) to prepare and file with the applicable governmental authorities all requisite applications and amendments thereto, together with related information, data and exhibits, necessary to request issuance of orders approving the Transactions by all such applicable authorities, (B) to obtain all necessary or appropriate waivers, consents and approvals, (C) to effect all necessary registrations, filings and submissions, (D) to seek to lift any injunction or other legal bar to the Transactions (and, in such case, to proceed therewith as expeditiously as possible), (E) to obtain the satisfaction of the conditions specified in Articles 6 and 7, and (F) to advise the other of any disclosure schedule changes that would be required if the applicable representations and warranties set forth in Articles 3 and 4 did not refer to the date of this Agreement.

Section 5.6.                                   Operation of Business Prior to Closing.  From the date hereof until the Effective Time, Seller shall conduct the Business in the ordinary course consistent with past practice.  Without the prior written consent of Buyer, between the date hereof and the Effective Time, Seller shall:

(i)                                     not settle any pending or threatened legal action which relates to the Subject Assets or the Business;

(ii)                                  not acquire or agree to acquire by merging or consolidating with, or by purchasing any of the assets of or equity in, or by any other manner, any business of any Person related to the Business;

(iii)                               not enter into any transaction or Contract with any Affiliate of Seller related to the Business;

(iv)                              not accelerate the collection of any of Seller’s accounts receivable;

(v)                                 confer on a regular and frequent basis with one or more representatives of Buyer to report material operational matters and the general status of ongoing operations; and

(vi)                              maintain with financially responsible insurance companies insurance on the Subject Assets and the Business in such amounts and against such risks and losses as are consistent with past practice.

Section 5.7.                                   Tax Cooperation.

(a)                                  The Parties shall cooperate with one another in the preparation of all Tax returns, questionnaires, applications or other documents regarding any Taxes or transfer, recording, registration or other fees that become payable in connection with the Transactions that are required to be filed on or before the Closing Date, or in connection with the filing of any Tax returns, the preparation for any audit by any taxing authority, the response to any inquiry by a taxing authority or security holder, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any Tax returns or any other filing required to be made with any taxing authority or any other matter related to Taxes.  Seller and Buyer shall cooperate with each other in the filing of any Tax return, amended return, claim for refund or in the conduct of any audit or other proceeding related to Taxes involving the Business prior to the Effective Time.  Buyer further agrees to (i) retain within its possession all books and records and all other information regarding Taxes relating to the Subject Assets or the conduct or operation of the Business for any taxable period or portion thereof, ending on or before the Effective Time (the “Tax Information”) until the expiration of the statute of limitations applicable to Seller for such taxable periods (giving effect to any waiver or extension thereof), (ii) maintain the Tax Information in such manner so as to enable Seller to have prompt and complete access thereto and (iii) not destroy any Tax Information without the prior written consent of Seller (which consent shall not be unreasonably withheld) until the seventh anniversary of the Effective Time or the expiration of the statute of limitations applicable to Seller for such taxable periods (giving effect to any waiver or extension thereof), whichever is later.

(b)                                 Buyer and Seller agree that with respect to any income or payment subject to reporting or withholding occurring prior to and including the Effective Time, Seller shall be responsible for (i) the filing of any Tax return (including, but not limited to, Forms 945 and 1042), information return (including, but not limited to, Forms 1099-B, 1099-INT, 1099-OID and 1042S), or withholding Tax deposit coupons and (ii) the withholding and remittance of Tax to each appropriate taxing authority, and the mailing of any related payee statement or notice to a securityholder.  Buyer shall be responsible for such filings with respect to any income or payment with respect to the Subject Assets subject to reporting or withholding occurring on or after the Effective Time.

(c)                                  Notwithstanding any of the foregoing, any transfer, documentary, sales, use or other Taxes (“Transfer Taxes”) assessed upon or with respect to the transfer of the Subject Assets to Buyer that are not measured by gain or income realized by Seller or are not related to the transfer of interests in real estate and any recording or filing fees with respect thereto shall be the responsibility of Buyer.  All Taxes measured by gain or income realized by Seller or related to the transfer of interests in real estate shall be the sole responsibility of Seller.

(d)                                 Buyer and Seller shall cooperate in the preparation and filing of any Tax returns that are required to be filed in connection with Transfer Taxes.  Buyer shall remit to Seller all Transfer Taxes due in connection with the transfer of the Subject Assets by the fifteenth (15th) of the month following the month in which the Effective Time shall occur.  Seller will remit these Transfer Taxes to the appropriate Taxing authority by the due date of the Transfer Tax return for the month in which the Effective Time shall occur.

Section 5.8.                                   Notice of Developments.  Prior to the Closing Date, each Party shall give prompt notice to the other promptly upon learning of the occurrence or non-occurrence of any Event the occurrence or non-occurrence of which would be likely to cause (i) any representation or warranty made by it contained in this Agreement to be untrue or inaccurate, (ii) any change to be made in the disclosure schedules, or (iii) any failure of Seller, or Buyer, as the case may be, to comply with or satisfy, or be able to comply with or satisfy, any material covenant, condition or agreement to be complied with or satisfied by it hereunder.  No disclosure by a Party pursuant to this Section 5.8 shall constitute a waiver by the Party receiving such disclosure of any condition to such Party’s obligation to close the Transactions unless the Party to which such disclosure is made agrees in writing to waive such condition (it being understood that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice).

Section 5.9.                                   Public Announcements.  Until the Closing, or in the event of termination of this Agreement, each Party shall consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, and shall not issue any such press release or make any such public statement without the prior consent of the other, which consent shall not be unreasonably withheld or delayed.  Notwithstanding the foregoing, the parties acknowledge that each may, without the prior consent of the other, issue such press releases or make such public statements as may be required by applicable law or regulation or the listing requirements of the securities exchange or market on which its capital stock is listed or quoted, in which case, to the extent practicable, the disclosing party will consult with the other party, and exercise in good faith, all reasonable business efforts to agree with the other party regarding the nature, extent and form of such press release or public statement, and, in any event, with prior notice to the other party to the extent reasonably practicable.

ARTICLE 6.
CONDITIONS PRECEDENT TO OBLIGATION OF BUYER TO CLOSE

The obligation of Buyer to purchase the Subject Assets and the Business and carry out the other Transactions are, unless waived in writing by Buyer, subject to the satisfaction, on the Closing Date, of the following conditions:

Section 6.1.                                   Accuracy of Representations and Performance of Seller.  (i) The representations and warranties of Seller contained in this Agreement or any Seller’s Documents shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date, except (x) to the extent such representations and warranties expressly speak as of an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date) and (y) that representations and warranties that are qualified as to materiality shall be true and correct in all respects; (ii) each and all of the agreements and covenants to be performed or satisfied by Seller hereunder or under any Seller’s Documents at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and (iii) Seller shall have furnished Buyer with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as Buyer or its counsel shall have reasonably requested.

Section 6.2.                                   Absence of Certain Litigation.  On the Closing Date, no suit, action or other proceeding, or injunction or judgment or other Order relating thereto, shall be pending or threatened before any court or governmental or regulatory official or agency, in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the Transactions, or which might materially and adversely affect the Business or the Subject Assets.

Section 6.3.                                   Corporate Approval.  Seller shall have delivered certified copies of resolutions adopted by Seller’s Board of Directors and sole stockholder pertaining to the authorization of the Agreement and the consummation of the Transactions, and a certificate executed by the secretary or assistant secretary of the Seller as to the due election, qualification and incumbency and valid signatures of its officers authorized to sign this Agreement or any document or certificates to be delivered hereunder.

Section 6.4.                                   Noncompetition and Confidentiality Agreements.  Seller and SOURCECORP shall have each executed and delivered a Noncompetition and Confidentiality Agreement substantially in the form attached hereto as Exhibit 6.4.

Section 6.5.                                   Leased Premises.  Buyer shall have entered into a sublease with Seller for the Leased Premises substantially in the form of Exhibit 6.5, having substantially the same terms as the Lease.

Section 6.6.                                   Third Person Consents.  Seller shall have procured all of the third Person consents identified in Schedule 3.3 and, to the extent not listed on Schedule 3.3, consents of those customers of Seller identified in Schedule 3.12(b) with whom Seller has a Contract that requires consent of such customer to assign and all authorizations and approvals to transfer to Buyer all permits necessary for the operation of the Business, and Seller shall have obtained authorizations and approvals to the assignment and continuation of all other Contracts and arrangements which by their terms require such authorizations and approvals.

Section 6.7.                                   Encumbrances.  Seller shall have delivered evidence reasonably satisfactory to Buyer of the satisfaction and release of any Encumbrances affecting, or security interests or liens encumbering, the Subject Assets (other than Permitted Encumbrances).

Section 6.8.                                   No Material Adverse Change.  Since March 31, 2004, there shall not have occurred and be continuing any material adverse change in the Subject Assets (including, without limitation, loss of or damage to a material amount or part of the Subject Assets, whether or not insured) or the Business.

Section 6.9.                                   Instruments of Conveyance and Transfer.  Seller shall have delivered to Buyer all bills of sale, endorsements, assignments, certificates of title (with respect to vehicles owned by Seller) and other instruments of conveyance and transfer reasonably satisfactory in form and substance to Buyer and its counsel, effecting the sale, transfer, assignment and conveyance of Seller’s right, title and interest in and to the Subject Assets to Buyer.

Section 6.10.                             Opinion of Seller’s Counsel.  Buyer shall have received an opinion of Locke Liddell & Sapp LLP, counsel for Seller, dated the Closing Date, addressing the due authorization of this Agreement and the Transactions contemplated hereunder.

Section 6.11.                             Further Documents.  Seller shall have executed and delivered to Buyer such documents, instruments, agreements, and certificates as may reasonably be needed to carry out the Transactions, including such documents, instruments and agreements as Buyer’s counsel may reasonably request in connection therewith.

ARTICLE 7.
CONDITIONS PRECEDENT TO OBLIGATION OF SELLER TO CLOSE

The obligation of Seller to sell, assign, transfer and deliver the Subject Assets and the Business to Buyer hereunder and to carry out the other Transactions are, unless waived in writing by Seller, subject to the satisfaction at or prior to the Closing Date of the following conditions:

Section 7.1.                                   Accuracy of Representations and Performance of Conditions.  (i) The representations and warranties of Buyer contained in this Agreement or any Buyer’s Documents shall be true and correct at and as of the Closing Date with the same force and effect as though made on and as of such date, except (x) to the extent such representations and warranties expressly speak as of an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date) and (y) that representations and warranties that are qualified as to materiality shall be true and correct in all respects; (ii) each and all of the agreements and covenants to be performed or satisfied by Buyer hereunder or under any Buyer’s Documents at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and (iii) Buyer shall have furnished Seller with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as Seller or its counsel shall have reasonably requested.

Section 7.2.                                   Corporate Approval.  Buyer shall deliver certified copies of resolutions adopted by Buyer’s Board of Directors pertaining to the authorization of this Agreement and the consummation of the Transactions, and a certificate executed by the secretary or assistant secretary of Buyer as to the due election, qualification and incumbency and valid signatures of its officers authorized to sign this Agreement or any document or certificates to be delivered hereunder.

Section 7.3.                                   Absence of Certain Litigation.  On the Closing Date, no suit, action or other proceeding, or injunction or judgment or other Order relating thereto, shall be pending before any court or governmental or regulatory official or agency, in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the Transactions.

Section 7.4.                                   Leased Premises.  Buyer shall have entered into the sublease described in Section 6.5.

Section 7.5.                                   Further Documents.  Buyer shall have executed and delivered to Seller such documents, instruments, agreements, and certificates as may reasonably be needed to carry out the Transactions, including such documents, instruments, agreements as Seller’s counsel may reasonably request in connection therewith.

ARTICLE 8.
THE CLOSING

Section 8.1.                                   Closing and Closing Provisions.  The Closing shall be effected by delivery of documents at the office of Buyer, 745 Atlantic Avenue, Boston, Massachusetts, and payment of the Purchase Price each as provided herein or in such other manner and at such place or by such other means (e.g., telecopy and overnight delivery of original execution materials) as the parties may agree.

Section 8.2.                                   Deliveries by Seller.  At or prior to the Closing, Seller shall execute and deliver to Buyer all of the certificates and other documents, including, without limitation, Seller’s Documents, designated as conditions precedent and deliveries precedent to Buyer’s obligation to close under this Agreement or to carry out the Transactions.

Section 8.3.                                   Deliveries by Buyer.  At the Closing, Buyer shall deliver to Seller the Purchase Price, subject to the Retainage and adjustments as permitted by this Agreement, in the manner and form provided for in this Agreement, and all the certificates and other documents, including, without limitation, Buyer’s Documents, designated as conditions precedent and deliveries precedent to Seller’s obligation to close under this Agreement or to carry out the Transactions.

ARTICLE 9.
POST-CLOSING MATTERS

Section 9.1.                                   Records of the Business.  Except as otherwise provided herein, for a period of six (6) years following the Closing Date, Buyer shall retain, and shall grant to Seller and its representatives, at Seller’s request, reasonable access to and the right to make copies of, those records and documents which report the conduct of the Business or the results thereof as may be necessary in connection with Seller’s affairs or the Business, at Buyer’s customary fees therefor.  If Seller notifies Buyer that Seller requires retention of such records beyond six (6) years, Seller shall have the right to take such records or pay Buyer’s customary storage charges for such post-six-year period. Seller shall, for at least six (6) years after the Closing Date, retain copies of all records of the Business retained by Seller, and shall grant reasonable access thereto to Buyer upon reasonable request.  The time periods described above in this Section 9.1 shall be seven (7) years with respect to Tax records and documents.

Section 9.2.                                   Employees.

(a)                                  Seller shall remain responsible for the payment of any and all retention, change in control or other similar compensation or benefits that are or may become payable to or in respect of any current or former Seller Employee in connection with the consummation of the Transactions; provided, however, Buyer covenants and agrees that Seller shall have no liability for any of the foregoing with respect to a Transferred Employee who subsequently terminates employment with Buyer after the Effective Time.  Employees of the Business, and their spouses and dependents, who participate in Plans that are subject to the Consolidated Omnibus Budget

Reconciliation Act of 1985, as amended (“COBRA”), shall be entitled to elect continuation coverage pursuant to COBRA as of the Closing Date to the extent provided in such Plans.

(b)                                 For the stub period to consist of the calendar week in which the Closing occurs, Seller shall prepare Buyer’s payroll for the Transferred Employees and the other Seller Employees hired by Buyer using Seller’s existing system.  Buyer shall be responsible for the costs and expenses incurred by Seller in connection with the foregoing undertaking and shall pre-fund the amount of such payroll on or before July 30, 2004.

Section 9.3.                                   Transition to Buyer’s Software and Removal of Seller’s Software and Data; Use of Seller Personnel.

(a)                                  Not less than two (2) business days prior to the Closing, Buyer shall provide a stand-alone server on which Seller shall install Seller’s database and Seller’s inventory tracking and control system (subject to functionality limitations, if any, resulting from such migration), together with the other equipment set forth on Schedule 9.3.  Buyer shall have the right to access and use such stand-alone server, and the software, data and programs operating on such server, each in connection with the Business, for a period not to exceed nine (9) months following the Closing pursuant to a royalty-free license from Seller with respect to such software, data and programs, which shall be automatically be revoked at the end of the nine (9)-month period following the Closing Date, and pursuant to which license access shall be made available only to the compiled object code of such software.  Such software, data and programs shall be made available to Buyer under this Section 9.3 on an as-is, where-is basis, without warranty of any kind or any obligation to update, and without any representation or warranty that such software, data and programs are free of any defects, errors, malfunctions, viruses, bugs or Trojan horses.  Access to the software, data and programs described in this Section shall be limited to only those employees of Buyer required for operation by Buyer of the inventory tracking and control system under the license granted herein, and in no event shall Buyer make any other use of such software, data or programs or any access thereto be provided (or any information with respect thereto disclosed) to other individuals within Buyer (including without limitation Buyer’s sales force).  As Buyer moves the records out of the Leased Premises and into facilities owned by or leased to Buyer, it will enter inventory tracking and control information onto Buyer’s computerized inventory tracking and control system such that at the end of the nine (9)-month period described herein Buyer will no longer need access to Seller’s software, data and programs set forth in the stand-alone server, following which time such software, data and programs shall be returned to Seller or destroyed, at Seller’s option (with a representative of Seller on-site to oversee such return or destruction).  If billing and other information systems related to the Business can be transitioned separately from the tracking and inventory control system, Buyer will use all commercially reasonable efforts to effect such transition as expeditiously as possible.  Buyer shall indemnify and hold harmless Seller for any loss, claim, damage or expense arising from or based upon Buyer’s use of Seller’s software, data and programs as described in Section 9.3 in a manner inconsistent with Seller’s prior use of the software, data and programs in its business or inconsistent with the license herein granted, without application of the Threshold described in Section 10.3(a).  This indemnification is in addition to any other indemnification that may be provided in this Agreement.

(b)                                 Buyer shall be required to pay for any programming, maintenance, updating, help or other service provided by Seller with respect to the server described in Section 9.3(a).  At Buyer’s request, for a period of up to nine (9) months following the Closing, Seller shall provide temporary IT support services to Buyer, on an as-needed basis and subject to the reasonable availability of Seller’s IT employees, at the hourly rate of $250/hour per employee plus expenses.  The parties hereto agree that such support services initially shall be rendered telephonically, and if additional support is required may include on-site assistance.

Section 9.4.                                   Use of Boxes and Packaging.  Following the Closing, Buyer may continue to use existing boxes, packaging or purchase orders that contain the names, trademarks, logos or service marks “Deliverex,” and/or “SOURCECORP,” notwithstanding the fact that the foregoing constitute Retained Intellectual Property Rights, until the supply of such materials is exhausted or sixty (60) days after the Closing Date, whichever is earlier.  Seller acknowledges that the names “Deliverex” will be on cartons previously sold to customers of the Business.

Section 9.5.                                   Change of Name and Logos on Vehicles.  Buyer shall repaint vehicles to remove the “Deliverex” name as promptly as practicable, but in any event within thirty (30) days after the Closing Date.

Section 9.6.                                   Notice to Customers.  Promptly after the Closing, Buyer shall provide written notice to customers of the Business informing them of the transaction set forth herein and that Buyer will be responsible for providing the services following the Closing.

ARTICLE 10.
INDEMNIFICATION

Section 10.1.                             Survival.  The representations and warranties of the parties contained in or made pursuant to this Agreement, any Seller’s Document or any Buyer’s Document (collectively, the “Collateral Documents”) shall survive the Closing and shall remain operative and in full force and effect for a period of twelve (12) months after the Closing Date, except for the representations and warranties set forth in Sections 3.13, 3.16, 3.17 and 3.18, which shall survive and remain operative and in full force and effect until the earlier of (i) seven (7) years or (ii) the expiration of the applicable statute of limitations, regardless of any investigation or statement as to the results thereof made by or on behalf of either  Party hereto.  The covenants and agreements of the parties contained in or made pursuant to this Agreement or any Collateral Document shall survive the Closing (unless any such covenant or agreement by its express terms in this Agreement does not so survive) and shall remain operative and in full force and effect for the statute of limitations applicable to contractual obligations.  The term “Indemnity Period” shall mean the applicable period with respect to which a representation, warranty, covenant or agreement survives the Closing as provided in this Section.  No claim for indemnification, other than with respect to fraud, may be asserted after the expiration of the Indemnity Period.  Notwithstanding anything herein to the contrary, any representation, warranty, covenant and agreement which arises and is the subject of a claim which is asserted in writing prior to the expiration of the applicable Indemnity Period shall survive with respect to such claim or any dispute with respect thereto until the final resolution thereof.

Section 10.2.                             Indemnification

(a)                                  Seller shall indemnify and hold harmless Buyer and its Affiliates, stockholders, directors, officers, employees, agents and representatives (collectively, the “Buyer Indemnified Parties”) from and against any and all damages, claims, losses, expenses, costs, obligations, and liabilities including, without limiting the generality of the foregoing, liabilities for all reasonable attorneys’, accountants’ and experts’ fees and expenses incurred, including those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, “Loss and Expense”), suffered by the Buyer Indemnified Parties by reason of or arising out of (i) any breach of representation or warranty made by Seller pursuant to this Agreement or any Collateral Document, (ii) any failure by Seller to perform or fulfill any of its covenants or agreements set forth in this Agreement or any Collateral Document, (iii) any Excluded Liability, and (iv) any loss, damage or destruction of materials given to Seller for storage prior to or through the Closing Date to the extent Buyer incurs, is reasonably likely to incur or with which Buyer is threatened in writing by a customer, in excess of (A) $1.50 per carton, or $1.00 per linear foot of open-shelf files, disk pack or other storage unit with respect to hard-copy records, (B) with respect to magnetic media and cartons stored in vaults, the replacement cost of physical media where Seller did not, as of the Closing Date, have a Contract which limited Seller’s liability in the event of loss, damage or destruction to such amount; provided that Seller shall not be required to indemnify Buyer in respect of any loss, damage or destruction which (I) relates to cartons delivered to Buyer after the Closing Date, (II)  occurred after the Closing Date or (III) occurs after Buyer has picked up, retrieved, moved or otherwise physically dealt with a lost, damaged or destroyed carton.  Seller shall indemnify the Buyer Indemnified Parties under this Section 10.2(a) from, and hold them harmless from and against all Loss and Expense resulting from or arising out of (x) the parties’ failure to comply with bulk sales, bulk transfer or similar laws in any applicable jurisdiction relating to the Transactions, or (y) any action brought or levy made as a result thereof, other than those liabilities which have been expressly assumed, on such terms as expressly assumed, by Buyer pursuant to this Agreement.

(b)                                 Buyer agrees that on and after the Closing it will indemnify Seller and its Affiliates, stockholders, directors, officers, employees, agents and representatives (collectively, the “Seller Indemnified Parties”) and hold them harmless from and against all Loss and Expense suffered by any of them by reason of or arising out of (i) any breach of representation or warranty made by Buyer pursuant to this Agreement or any Collateral Document, (ii) any failure by Buyer to perform or fulfill any of its covenants or agreements set forth in this Agreement or any Collateral Document, (iii) any Assumed Obligation, and (iv) any loss, damage or destruction of materials given to or lost or misplaced by Buyer after the Closing Date.

Section 10.3.                             Limitation of Liability; Retainage.

(a)                                  Notwithstanding the provisions of Section 11.2, after the Closing, the Buyer Indemnified Parties shall be entitled to recover their Loss and Expense in respect of any claim under Section 10.2(a) (other than as a result of any breach of the representation or warranty with respect to title to the Subject Assets, or contained in Sections 3.13, 3.16, 3.17 and 3.18 only (i) in the event that the aggregate Loss and Expense for all claims exceed, in the aggregate, Twenty-five Thousand Dollars ($25,000) (the “Threshold”), in which event the indemnified party shall be entitled to recover all such Loss and Expense above such Threshold; and (ii) to the extent that the aggregate Loss and Expense for all claims do not exceed an amount equal to seventy-five percent (75%) of the Purchase Price then paid to Seller (i.e., exclusive of any amounts of the Retainage related to the Virginia Mason Contingent Payment not yet paid by Buyer and exclusive of interest on the Retainage in all events), and less any amount paid by SOURCECORP in satisfaction of its guarantor obligations under this Agreement.  If any indemnification obligation is limited by reason of the exclusion of Retainage not yet paid by Buyer and such Retainage is later paid by Buyer, any prior indemnification obligation so limited shall be increased to reflect the payment of such Retainage.

(b)                                 Notwithstanding any other provision herein contained, Buyer may (but shall not be required to) at any time during the period that it is holding any part of the Retainage, receive payment from the Retainage of any Loss and Expense for which Seller is required to indemnify Buyer if and to the extent the Seller has not previously paid any such amount, and, in the event of a controversy with respect to such Loss or Expense, following completion of the binding arbitration procedure set forth in Section 10.4.  In no event shall such right to set-off against the Retainage be deemed to constitute a limitation of the liability of Seller under the provisions of Article 10.

Section 10.4.                             Notice of Claims.  If an indemnified party believes that it has suffered or incurred or is threatened with any Loss and Expense, it shall notify the indemnifying party promptly in writing, and in any event within the applicable Indemnity Period specified in Section 10.1, describing such Loss and Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss and Expense shall have occurred.  If any litigation, arbitration or other proceeding is instituted by a third Person with respect to which an indemnified party intends to claim any liability or expense as Loss and Expense under this Article, such indemnified party shall promptly notify the indemnifying party of such legal action. In no event shall the failure to notify the indemnifying party under this Section relieve the indemnifying party of its obligations under this Article, except to the extent such failure to notify prejudices such indemnifying party (including, without limitation, its ability to defend against such claim).

In the event that a controversy over a claim between the indemnifying party and an indemnified party is not resolved within thirty (30) days of the giving of notice of such dispute, the parties shall proceed to binding arbitration pursuant to the following procedures:

(i)                                     Any party may send another party written notice identifying the matter in dispute and invoking the procedures of this Section (a “Notice of Arbitration”).  Within fourteen (14) days, each party involved in the dispute shall meet at a mutually agreed location for the purpose of determining whether they can resolve the dispute themselves by written agreement, and, if not, whether they can agree upon a third-party arbitrator to whom to submit the matter in dispute for final and binding arbitration.

(ii)                                  If the parties fail to resolve the dispute by written agreement or agree on the arbitrator within said fourteen (14) day period, any such party may make written application to the American Arbitration Association (“AAA”) for the appointment of three (3)

arbitrators (the “Arbitrators”) to resolve the dispute by arbitration.  The Arbitrators shall be appointed by mutual consent of the parties in accordance with the rules for commercial arbitration of the AAA then in effect.

(iii)                               Within thirty (30) days of the selection of the Arbitrators, the parties involved in the dispute shall meet in Boston, Massachusetts if Seller is the Party sending the Notice of Arbitration, or in Dallas, Texas if Buyer is the Party sending the Notice of Arbitration, with the Arbitrators at a place and time designated by the Arbitrators after consultation with such parties and present their respective positions on the dispute.  The arbitration proceeding shall be held in accordance with the rules for commercial arbitration of the AAA in effect on the date of the initial request for appointment of the Arbitrators that gave rise to the dispute to be arbitrated (as such rules are modified by the terms of this Agreement or may be further modified by mutual agreement of the parties).  Each party shall be limited to written discovery directed to no more than five persons, be limited to a single brief stating its case having not more than twenty (20) pages (excluding exhibits) and have no longer than two (2) days to present its position.  The entire proceedings before the Arbitrators shall be no more than five (5) business days, and the decision of the Arbitrators shall be made in writing no more than thirty (30) days following the end of the proceeding.  Such an award shall be a final and binding determination of the dispute and shall be fully enforceable as an arbitration decision in any court having jurisdiction and venue over such parties.  The prevailing party (as determined by the Arbitrators) shall in addition be awarded by the Arbitrators such party’s own reasonable attorneys’ fees and expenses in connection with such proceeding.  The non-prevailing party (as determined by the Arbitrators) shall pay the Arbitrators’ fees and expenses.

Section 10.5.                             Defense of Third Person Claims.  The indemnifying party shall have the right to conduct and control, through counsel of its own choosing, reasonably acceptable to the indemnified party, any third Person legal action or other claim, but the indemnified party may, at its election, participate in the defense thereof at its sole cost and expense; provided, however, that if the indemnifying party shall fail to defend any such legal action or other claim, then the indemnified party may defend, through counsel of its own choosing, such legal action or other claim, and (so long as it gives the indemnifying party at least twenty (20) days’ notice of the terms of the proposed settlement thereof and permits the indemnifying party to then undertake the defense thereof) settle such legal action or other claim and to recover the amount of such settlement or of any judgment and the reasonable costs and expenses of such defense.  The indemnifying party shall not compromise or settle any such legal action or other claim without the prior written consent of the indemnified party, which consent shall not unreasonably be withheld, delayed or conditioned if the terms and conditions of such compromise or settlement proposed by the indemnifying party and agreed to in writing by the claimant in such legal action or other claim (the “Settlement Proposal”) (a) include a full release of the indemnified party from the legal action or other claim which is the subject of the Settlement Proposal, and (b) if the indemnified party is a Buyer Indemnified Party, do not include any term or condition which would restrict in any material manner the continued ownership or operations of the Subject Assets or the conduct of the Business in substantially the manner then being owned, operated and conducted by Buyer (or any successor or assign).  No matter whether an indemnifying party defends or prosecutes any third Person legal action or claim, the indemnified and indemnifying parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include access during normal business hours afforded to the indemnifying party to, and reasonable retention by the indemnified party of, records and information which are reasonably relevant to such third Person legal action or claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the indemnifying party shall reimburse the indemnified party for all its reasonable out-of-pocket expenses in connection therewith.

Section 10.6.                             Exclusive Remedy.  Except for fraud, or as otherwise provided in Section 5.2(d), the indemnification provided in this Article shall be the sole and exclusive post-Closing remedy available to either Party against the other Party for any claim under this Agreement.

ARTICLE 11.
MISCELLANEOUS PROVISIONS

Section 11.1.                             Expenses.  Except as otherwise provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it in the negotiation and preparation of this Agreement and in closing and carrying out the Transactions.

Section 11.2.                             Headings.  The subject headings of the sections and subsections of this Agreement are included only for purposes of convenience, and shall not affect the construction or interpretation of any of its provisions.

Section 11.3.                             Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures on this Agreement delivered by fax or telecopier shall be considered original signatures for purposes of effectiveness of this Agreement.

Section 11.4.                             Rights of Parties.  Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Person to any Party to this Agreement, nor shall any provision give any third Persons any right of subrogation or action against any Party to this Agreement.

Section 11.5.                             Assignment.  Except as provided in the following paragraphs, the rights and obligations of the parties to this Agreement or any interest in this Agreement shall not be assigned, transferred, hypothecated, pledged or otherwise disposed of without the prior written consent of the nonassigning Party which consent may be withheld in such Party’s sole discretion.

Buyer shall have the right to assign to a subsidiary or Affiliate of Buyer or to any Person with whom Buyer merges, consolidates or sells all or substantially all of its assets its rights and obligations under this Agreement; provided that such assignment shall not release Buyer from its obligations hereunder, and Buyer shall remain fully liable for all of Buyer’s obligations hereunder, including without limitation the payment of the entire Purchase Price (including indemnification obligations).

Seller shall have the right to assign its post-Closing rights and obligations to its corporate parent, SOURCECORP or to any other subsidiary of SOURCECORP or to any Person within the consolidated group of SOURCECORP with whom Seller merges, consolidates or sells all or substantially all of its assets.

Section 11.6.                             Compliance with Bulk Sales Law.  Buyer and Seller hereby waive compliance by Seller with the bulk sales law, if any, and any other similar laws in any applicable jurisdiction in respect of the Transactions.

Section 11.7.                             Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if delivered by telecopier (with notice of receipt provided that a copy is delivered to the recipient by overnight private carrier), or if served personally on the Party to whom notice is to be given; or if delivered by overnight private carrier, on the date of delivery; or on the third (3rd) business day after mailing if mailed to the Party to whom notice is to be given by first class mail, certified, postage prepaid, and properly addressed as follows:

To Seller or to SOURCECORP:

SOURCECORP, Incorporated

Deliverex Acquisition Corp.

3232 McKinney Avenue, Ste. 1000

Dallas, Texas  75204

Attention: Thomas C. Walker

Telecopier:  (214) 740-6598

With a copy (which shall not constitute notice but which is nonetheless required for notice) to:

SOURCECORP, Incorporated

3232 McKinney Avenue, Ste. 1000

Dallas, Texas  75204

Attention: General Counsel

Telecopier:  (214) 740-6598

To Buyer:

Iron Mountain Information Management, Inc.

745 Atlantic Avenue

Boston, Massachusetts  02111

Attention:  Mergers and Acquisitions

Telecopier:  (617) 451-0409

With a copy (which shall not constitute notice but which is nonetheless required for notice) to:

Iron Mountain Incorporated

745 Atlantic Avenue

Boston, Massachusetts  02111

Attention:  Legal

Telecopier:  (617) 451-0409

Any Party may change its address for purposes of this paragraph by giving the other parties written notice of the new address in the manner set for above.

Section 11.8.                             Applicable Law; Jurisdiction and Remedies.  This Agreement shall take effect as a sealed instrument, and is governed by and shall be construed and enforced in accordance with the internal laws of the State of Washington (without reference to principles of conflicts or choice of law that would cause the application of the internal laws of any other jurisdiction), except that matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement shall be governed by the jurisdiction under which such entity derives its powers.  The Parties hereto expressly consent and agree that any dispute, controversy, legal action or other proceeding that arises under, results from, concerns or relates to this Agreement may be brought in the federal and state courts in and of the State of Washington, and acknowledge that they will accept service of process by registered or certified mail or the equivalent directed to their last known address as determined by the other Party in accordance with this Agreement or by whatever other means are permitted by such courts.  The parties hereto hereby acknowledge that said courts have jurisdiction over any such dispute or controversy, and that they hereby waive any objection to personal jurisdiction or venue in these courts or that such courts are an inconvenient forum.  All remedies at law, in equity, by statute or otherwise shall be cumulative and may be enforced concurrently or from time to time and, subject to the express terms of this Agreement, the election of any remedy or remedies shall not constitute a waiver of the right to pursue any other available remedies.

Section 11.9.                             Additional Instruments and Assistance.  Each Party hereto shall at any time, and from time to time after the Closing Date, upon reasonable request of the other Party or its counsel, execute, acknowledge and deliver all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required to carry out the intent of this Agreement, at the expense of the requesting Party, unless the requesting Party is entitled to indemnification with respect to such matter.

Section 11.10.                       Severability.  If any provision of this Agreement is held or deemed to be invalid or unenforceable to any extent when applied to any Person or circumstance, such invalidity or unenforceability shall not affect the remaining provisions of this Agreement; the remaining provisions hereof and the enforcement of such provision with respect to other Persons or circumstances, or to another extent, shall not be affected thereby and each provision hereof shall be enforced to the fullest extent allowed by law.  Moreover, the invalid or inoperative provision shall be reformed and construed so that it shall be valid and enforceable to the maximum extent permitted.

Section 11.11.                       Pronouns and Terms.  In this Agreement, the singular shall include the plural, the plural the singular, and the use of any gender shall include all genders.

Section 11.12.                       Entire Agreement, Amendments and Waivers.  This Agreement, together with all Exhibits and Schedules hereto, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no representations, warranties or other agreements among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby.  No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 11.13.                       Construction.  The language in this Agreement will be deemed the language chosen by the parties to express their mutual intent and no rule of strict construction will be applied against any Party.

Section 11.14.                       Guaranty.  SOURCECORP, the sole stockholder of Seller, hereby guarantees to Buyer payment of any and all amounts that Seller may owe to Buyer under this Agreement and agrees to cause Seller to perform, or to perform directly, any covenants and agreements of Seller set forth in this Agreement; provided, however, that notwithstanding any other provision set forth in this Agreement, in no event shall SOURCECORP have any liability for indemnification or otherwise pursuant to Article 10 or the other terms of this Agreement in an aggregate amount in excess of seventy-five percent (75%) of the Purchase Price then paid to Seller (i.e., exclusive of any amounts of the Retainage related to the Virginia Mason Contingent Payment not yet paid by Buyer and exclusive of interest on the Retainage in all events) and less any amount paid by Seller in accordance with Section 10.3(a).  If any guaranty obligation is limited by reason of the exclusion of Retainage not yet paid by Buyer and such Retainage is later paid by Buyer, any prior guaranty obligation so limited shall be increased to reflect the payment of such Retainage.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the date first above written.

DELIVEREX ACQUISITION CORP.			IRON MOUNTAIN INFORMATION MANAGEMENT, INC.

By:	/s/ Barry L. Edwards		By:	/s/ Garry B. Watzke
	Name:	Barry L. Edwards		Name:	Gary B. Watzke
	Title:	Vice President		Title:	VP & General Counsel

For purposes of Section 11.14 only:

SOURCECORP, INCORPORATED

By:	/s/ Ed H. Bowman, Jr.
	Name:	Ed. H. Bowman, Jr.
	Title:	President & CEO

EXHIBITS:

6.4	Form of Noncompetition and Confidentiality Agreement
6.5	Form of Sublease or Assignment